UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                               (Amendment No. 1)(1)


                          Allergy Research Group, Inc.
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                                (Name of Issuer)

                   Common Stock, $.001 par value per share
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                         (Title of Class of Securities)

                                     01849R
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                                 (CUSIP Number)

                                Steven N. Bronson
                            c/o Catalyst Financial LLC
                               100 Mill Plain Road
                           Danbury, Connecticut 06811
                                 (203) 791-8944

                                 with a copy to:

                            James A. Prestiano, Esq.
                           631 Commack Road, Suite 2A
                             Commack, New York 11725
                                 (631) 499-6000
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                December 30, 2005
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             (Date of Event which Requires Filing of This Statement)

-------------------------

        If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

         Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.


(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act")or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on following pages)

CUSIP No. 01849R               SCHEDULE 13D
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1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Steven N. Bronson
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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                 (a)  [  ]
                                                                 (b)  [  ]
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3    SEC USE ONLY


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4    SOURCE OF FUNDS (See Instructions)

     PF
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5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                       [ ]

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6    CITIZENSHIP OR PLACE OF ORGANIZATION

     USA
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  NUMBER OF       7    SOLE VOTING POWER

   SHARES              743,733
                  --------------------------------------------------------------
BENEFICIALLY      8    SHARED VOTING POWER

  OWNED BY             0
                  --------------------------------------------------------------
    EACH          9    SOLE DISPOSITIVE POWER

  REPORTING            743,733
                  --------------------------------------------------------------
   PERSON         10   SHARED DISPOSITIVE POWER

    WITH               0
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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     743,733
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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (See Instructions)                                                   [ ]

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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     5.1%
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14   TYPE OF REPORTING PERSON (See Instructions)

     IN
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

CUSIP No. 01849R                    SCHEDULE 13D

Item 1.  Security and Issuer.

     Except as expressly restated and amended below, the Schedule 13D and amendments thereto, as filed on behalf of Steven N. Bronson with respect to the shares of common stock $.001 par value ("Common Stock") of Allergy Research Group, Inc. (the "Issuer") remain in full force and effect. The Issuer's principal executive office is located at 2300 North Loop Road, Alameda, California 94502 and the Issuer's most recent periodic report filed under the Act, indicated that as of that as of October 28, 2005, the Issuer had 14,516,605 shares of Common Stock issued and outstanding.


Item 2.  Identity and Background.

     (a) This Amendment No. 1 to Schedule 13D is filed on behalf of Steven N. Bronson.

     (b) Mr. Bronson's business address is 100 Mill Plain Road Danbury, Connecticut 06811.

     (c) Mr. Bronson is the president of Catalyst Financial LLC ("Catalyst"), a broker-dealer registered under the Securities Exchange Act of 1934. The principal place of business of Catalyst is 100 Mill Plain Road Danbury, Connecticut 06811.

     (d) Mr. Bronson has not, during the past five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) Mr. Bronson has not, during the past five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction nor has Mr. Bronson been nor is he now subject to a judgment, decree, or final order enjoining further violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

     (f) Mr. Bronson is a citizen of the United States of America.


Item 3.  Source and Amount of Funds or Other Consideration.

         Not applicable.


Item 4.  Purpose of Transaction.

         This Amendment is being filed to disclose a recent correspondence between Mr. Bronson and the Board of Directors of the Issuer.

         Mr. Bronson acquired and holds his shares of Common Stock of the Issuer for investment purposes. Mr. Bronson may, (i) increase or decrease his beneficial ownership of Common Stock or other securities of the Issuer,
(ii) sell all or part of his shares of Common Stock in open market or privately negotiated sales or otherwise, or (iii) make further purchases of shares of Common Stock or other securities of the Issuer through open market or privately negotiated transactions or otherwise. Mr. Bronson has not reached any decision with respect to any such possible actions. If Mr. Bronson does reach a decision to undertake any of the above described possible actions, he will, among other things, timely file an appropriate amendment to this Schedule 13D.

         On December 30, 2005, Mr. Bronson delivered a letter (the "December 30th Letter") to the Board of Directors of the Issuer indicating that, among other things, he was concerned about certain actions taken by the Board of Directors, namely the compensation paid to Stephen A. Levine and Susan Levine, the approval of the lease between the Issuer and an entity controlled by Stephen
A. Levine and Susan Levine and the terms of extension and repayment of certain loans or advances to Stephen A. Levine and Susan Levine. Due to the Board of Directors failure to explain its actions, in the December 30th Letter, Mr. Bronson exercised his rights as a shareholder under Florida corporate law and demanded the right to inspect certain corporate books and records of the Issuer. Pursuant to the December 30th Letter the Issuer is obligated to provide Mr. Bronson access to the requested corporate records no later than January 12, 2006. The above is only a summary of the contents of the December 30th Letter. For the complete contents of the December 30th Letter, readers are referred to the December 30th Letter, a copy of which is attached as an Exhibit to this
Schedule 13D.

         Other than as described above, Mr. Bronson does not have any plans or proposals which relate or would result in:

     (a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

     (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation involving the Issuer or any of its subsidiaries;

     (c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

    (d) Any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any vacancies on the Board of Directors of the Issuer;

    (e) Any material change in the present capitalization or dividend policy of the Issuer;

    (f) Any other material change in the Issuer's business or corporate structure;

    (g) Changes in the Issuer's charter, by-laws, or instruments corresponding thereto or any actions which may impede the acquisition or control of the Issuer by any person;

    (h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

    (i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

    (j) Any action similar to any of those enumerated above.


Item 5.  Interest in Securities of the Issuer.

     (a)(b) Mr. Bronson may be deemed to beneficially own an aggregate of 743,733 shares of the Issuer's Common Stock, representing approximately 5.1% of the total shares of Common Stock issued and outstanding.

     (c) The following open market transactions were effected by Mr. Bronson during the past sixty (60) days or since the filing of his last Schedule 13D:

         None

     (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of such securities of the Issuer.

     (e) Not applicable

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     None


Item 7.  Material to be Filed as Exhibits.

     Exhibit 1 - December 30, 2005 Letter, from Mr. Bronson to the Board of Directors of the Issuer.


     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: January 3, 2006



                                              /s/ Steven N. Bronson
                                              ---------------------------------
                                              STEVEN N. BRONSON


     Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (See 18 U.S.C. Section l001).

                                                                       Exhibit 1


                                Steven N. Bronson
                             C/O Catalyst Financial
                               100 Mill Plain Road
                            Danbury Connecticut 06811


Via Federal Express


December 30, 2005

The Board of Directors
Allergy Research Group, Inc.
2300 North Loop Road
Alameda, California 94502

Ladies and Gentlemen:

I have received Dr. Levine's letter of November 30, 2005 (the "Levine Letter") purportedly responding to the concerns raised in my November 1, 2005 letter to the Board of Directors of Allergy Research Group, Inc. (the "Company"), a copy of which is attached hereto for your reference. Unfortunately, the Levine Letter does little if anything to reassure me that my continued support of executive management and the Board of Directors of the Company is justified.

At the risk of repeating myself, I am particularly concerned about (i) the excessive compensation packages awarded to Stephen A. Levine and Susan Levine, including the generous bonuses recently disclosed to the public, (ii) the circumstances surrounding the Company's lease of office space from AriBen Corp., an entity controlled by Stephen A. Levine and Susan Levine, and (iii) the terms of extension and repayment of certain loans and advances to Stephen A. Levine and Susan Levine by the Company.

In the absence of an adequate explanation from the Board of Directors concerning the above issues, it is difficult to believe that the Board of Directors is acting in the best interests of the shareholders, particularly the non-insider shareholders. Taken together, these transactions evidence a pattern that demonstrates a substantial disregard for the interests of the minority shareholders of the Company, and a belief that this publicly-held enterprise exists more for the personal benefit of the Stephen A. Levine and Susan Levine and their lifestyle considerations than for the equal benefit of all its shareholders. I can no longer assume that these and potentially other transactions were consummated with due regard for the standards of corporate governance applicable to directors in interested party transactions, and in compliance with director independence and conflict of interest requirements of Florida state law and the Sarbanes-Oxley Act of 2002, generally applicable to Boards of Directors of publicly-traded companies.

The Board of Directors
Allergy Research Group, Inc.
December 30, 2005
Page 2

Additionally, contrary to the assertions in the Levine Letter, I do not believe the Company's disclosure of the reasons behind and the grounds for (i) the compensation packages awarded to Stephen A. Levine and Susan Levine, (ii) the Company's lease with AriBen Corp., which is clearly an interested party transaction and (iii) the favorable loans to Stephen A. Levine and Susan Levine would in any way violate Regulation FD or require a non-disclosure agreement. In fact, I submit that such disclosures are mandated by the current standards of corporate governance and the federal securities laws.

Based on the Board of Directors determination not to provide the shareholders with information concerning the aforementioned interested party transactions and the perceived breaches of the Board of Directors' fiduciary duties, I am hereby demanding my inspection rights provided by Florida Statute 607.1602 (Inspection of records by shareholders). Pursuant to Florida Statute 607.1602, I hereby demand that the Company provide me access during regular business hours at the Company's principal office to inspect and copy the following Company documents:

Request No. 1. All documents described in Florida Statute 607.1601(5);

Request No. 2. Request No. 2. Excerpts from minutes of any meeting of the board of directors, records of any action of a committee of the board of directors while acting in place of the board of directors on behalf of the corporation, minutes of any meeting of the shareholders, and records of action taken by the shareholders or board of directors without a meeting, to the extent not subject to inspection under Request No. 1. relating to or concerning:

     (i) the compensation packages awarded to Stephen A. Levine and Susan Levine, including bonuses;

     (ii) the circumstances surrounding the Company's lease of office space from AriBen Corp., an entity controlled by Stephen A. Levine and Susan Levine; and

     (iii) the terms of all loans and advances, including all extension and repayment terms, to Stephen A. Levine and Susan Levine by the Company.

The Board of Directors
Allergy Research Group, Inc.
December 30, 2005
Page 3



Request No. 3. Accounting records of the corporation relating to or concerning:

     (i) the compensation packages awarded to Stephen A. Levine and Susan Levine, including bonuses;

     (ii) the circumstances surrounding the Company's lease of office space from AriBen Corp., an entity controlled by Stephen A. Levine and Susan Levine; and

     (iii) the terms of all loans and advances, including all extension and repayment terms, to Stephen A. Levine and Susan Levine by the Company.

Request No. 4 Any other books and records of the Company relating to or concerning:

     (i) the compensation packages awarded to Stephen A. Levine and Susan Levine, including bonuses;

     (ii) the circumstances surrounding the Company's lease of office space from AriBen Corp., an entity controlled by Stephen A. Levine and Susan Levine; and

     (iii) the terms of all loans and advances, including all extension and repayment terms, to Stephen A. Levine and Susan Levine by the Company.


The relevant time period for the documents requested above is January 1, 2002 through the present. I hereby demand that the Company provide me access to the above-referenced books and records on a mutually agreeable date on or before January 12, 2006.

In the alternative, pursuant to Florida Statute 607.1603(2) I am willing to compensate the Company for its reasonable expenses incurred in connection with photocopying and delivering the requested documents to me at the following address: Steven N. Bronson c/o Catalyst Financial, 100 Mill Plain Road, Danbury Connecticut 06811. Please be advised that in the event the Company determines to photocopy and deliver the requested documents to me, they must be received by me no later than January 12, 2005.

The Board of Directors
Allergy Research Group, Inc.
December 30, 2005
Page 4


Thank you for your anticipated cooperation. Please call me at (203) 791-3944 to coordinate my inspection of the Company documents requested above or if you have any questions.



Sincerely,

/s/ Steven N. Bronson
--------------------------
Steven N. Bronson







Encl.





cc: Dr. Stephen A. Levine
    Susan Levine
    Ed Kane
    Fred Salomon
    John A. Brunjes, Esq.